UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                              BIO-PLEXUS, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK (NO PAR VALUE)
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 09057C 106
----------------------------------------------------------------------------
                               (CUSIP Number)

     KENNETH MAIMAN, ESQ.                    ROBERT C. SCHWENKEL, ESQ.
  APPALOOSA MANAGEMENT L.P.           FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
 26 MAIN STREET, FIRST FLOOR                     ONE NEW YORK PLAZA
      CHATHAM, NJ 07928                          NEW YORK, NY 10004
        (973) 701-7000                             (212) 859-8000
----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                             DECEMBER 30, 1999
----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,700,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,700,000

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,700,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.5%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No.  09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,700,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,700,000

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,700,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.5%

14  TYPE OF REPORTING PERSON*

          IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999 (the "Schedule 13D") relates to shares of the common stock, no par value (the "Common Stock"), of Bio-Plexus, Inc., a Connecticut corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.
          -----------------------------------

          The Additional $3 Warrants (as defined in Item 4 hereof) representing the right to purchase, in the aggregate, 200,000 shares of Common Stock were purchased with the funds of the Purchasers for an aggregate purchase price of $50,000 in cash.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On December 30, 1999, the Reporting Persons and the Company entered into an amendment to the Bridge Note (the "Amended Bridge Note"), which provides, among other things, for an extension of the Rollover Closing from December 31, 1999 to February 28, 2000. In addition, on December 30, 1999, Appaloosa and the Company entered into a Letter Agreement (the "Letter Agreement") pursuant to which (i) the Company has agreed to sell to the Purchasers warrants to purchase, in the aggregate, 200,000 shares of Common Stock with an exercise price of $3.00 per share (the "Additional $3 Warrants") and (ii) the Purchasers have agreed to make an additional loan of $1,650,000 (the "New Loan") to the Company in the form of a 15% Secured Note (the "New Note"). In addition, pursuant to the Letter Agreement and as more fully described in Item 6 hereof, the Company has agreed, under certain circumstances, to cancel the existing $3 Warrants issued to Appaloosa, Palomino and Tersk on October 21, 1999 and issue to each of them new warrants identical in amount and substantially identical in form to the $3 Warrants (such warrants, the "New Warrants"). In the event that the New Warrants are not issued pursuant to the Letter Agreement, the Purchasers will continue to hold the $3 Warrants. The Additional $3 Warrants and the New Warrants, if issued, will be issued to the Purchasers (and/or certain affiliates of the Purchasers) on the earlier of (A) February 28, 2000 and (B) the date of the Rollover Closing. The Amended Bridge Note, the Letter Agreement, the form of Additional $3 Warrants, the New Note, and the form of New Warrants are attached hereto as Exhibits 1 through 5 respectively and are incorporated in and made a part of this Schedule 13D in their entirety by this reference.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          As more fully described in Items 4 and 6 hereof, on December 30, 1999, Appaloosa, Palomino and Tersk each agreed to acquire from the Company the Additional $3 Warrants representing the right to purchase 87,700, 97,900 and 14,400 shares of Common Stock, respectively (or 200,000 shares of Common Stock in the aggregate). In addition, on December 30, 1999, Appaloosa, Palomino and Tersk each agreed to exchange, under certain circumstances, the $3 Warrants held by each such Purchaser for an equal amount of New Warrants.

          Accordingly, as of the date hereof, assuming the Reporting Persons beneficially own the Additional $3 Warrants, Appaloosa, Palomino and Tersk each hold warrants to acquire 1,183,950, 1,321,650 and 194,400 shares of Common Stock, respectively (or 2,700,000 shares in the aggregate).

          (a) As of December 30, 1999, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,700,000 shares of Common Stock, which constitute approximately 16.5% of the issued and outstanding Common Stock.

          (b) As of December 30, 1999, each of the Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 2,700,000 shares of Common Stock (assuming the exercise of all warrants described above).

          (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein by this reference in their entirety.

          On January 5, 2000, the New Loan was made and the New Note was issued. The New Note matures on the earlier of February 28, 2000 or the consummation of the Rollover Transactions. Other than as set forth above, the New Note contains terms substantially identical to the Bridge Note, as amended, which is attached as Exhibit 2 to the Schedule 13D filed on November 1, 1999 and is incorporated by reference herein in its entirety.

          Pursuant to the Letter Agreement, the Purchasers will acquire from the Company the Additional $3 Warrants. The Additional $3 Warrants contain customary provisions, including anti-dilution protection. In addition, the Additional $3 Warrants contain provisions (i) granting preemptive rights to the Purchasers in connection with future issuances of debt and equity securities by the Company and (ii) permitting the Purchasers to exercise such warrants by (A) paying the exercise price in cash or (B) paying the exercise price through the tendering of a portion of the Convertible Notes or the Additional $3 Warrants (in the amounts prescribed in the Additional $3 Warrants).

          Pursuant to the Letter Agreement, the Purchasers have agreed, under certain circumstances, to exchange the $3 Warrants for the New Warrants. The New Warrants, if issued, will contain customary provisions, including anti-dilution protection. In addition, the New Warrants will contain provisions granting preemptive rights to the Purchasers in connection with future issuances of debt and equity securities by the Company. The New Warrants will have an exercise price of either (i) $4.00 per share in the event that the Rollover Transactions are consummated or
(ii) $5.00 per share. Other than as set forth above, the New Warrants will contain terms substantially identical to the $3 Warrants, the form of which is attached as Exhibit 3 to the Schedule 13D filed on November 1, 1999 and is incorporated by reference herein in its entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------


     Exhibit 1    --   Amended Bridge Note
     Exhibit 2    --   Letter Agreement
     Exhibit 3    --   Form of Additional $3 Warrant
     Exhibit 4    --   New Note
     Exhibit 5    --   Form of New Warrant

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 5, 2000



                                        Appaloosa Management L.P.
                                        By:  Appaloosa Partners Inc.,
                                             Its General Partner


                                        By:  /s/ David A. Tepper
                                             ----------------------------
                                             David A. Tepper
                                             President





                                        /s/ David A. Tepper
                                        --------------------------
                                        David A. Tepper

                               EXHIBIT INDEX



     Exhibit 1    --   Amended Bridge Note
     Exhibit 2    --   Letter Agreement
     Exhibit 3    --   Form of Additional $3 Warrant
     Exhibit 4    --   New Note
     Exhibit 5    --   Form of New Warrant